Exhibit 99.1

THE MERRILL LYNCH FuturesAccessSM PROGRAM

AMENDED AND RESTATED SELLING AGREEMENT

Private Placement of Limited Liability Company Units

Effective as of July 8, 2011

MERRILL LYNCH ALTERNATIVE INVESTMENTS LLC
Sponsor

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
Selling Agent

THE MERRILL LYNCH FuturesAccessSM PROGRAM

SELLING AGREEMENT

i

THE MERRILL LYNCH FuturesAccessSM PROGRAM

Private Placement of Limited Liability Company Units

AMENDED AND RESTATED SELLING AGREEMENT

as of July 8, 2011

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
4 World Financial Center
250 Vesey Street, 10th Floor
New York, NY 10080

Dear Sirs:

Your affiliate, Merrill Lynch Alternative Investments LLC, a Delaware limited liability company (referred to herein in its individual capacity and as sponsor as the “Sponsor” or “MLAI”), has caused the formation of a group of managed futures funds comprising the Merrill Lynch FuturesAccessSM Program (the “Program”) which, at the effective date hereof, consist of the limited liability companies formed pursuant to the Limited Liability Company Act of the State of Delaware (the “DLLCA”) and the limited partnership formed pursuant to the Revised Uniform Limited Partnership Act of the State of Delaware (“DRULPA”) listed in the Schedule of FuturesAccess Funds (the “Schedule”) attached hereto as the Appendix.  Each company within the Program is hereinafter referred to as a “FuturesAccess Fund.”  It is intended that the terms and conditions of this Amended and Restated Selling Agreement (the “Agreement”) shall apply to and be binding upon any company which subsequently becomes a FuturesAccess Fund and, likewise, shall cease to apply to any company which ceases, for whatever reason, to be a FuturesAccess Fund.  It is hereby agreed therefore that, in the event of any FuturesAccess Fund’s joining or leaving the Program as the case may be, the Schedule shall be amended accordingly with the intent and effect that (from the effective date on which such Schedule is acknowledged and accepted on behalf of the FuturesAccess Funds specified therein, the Sponsor and Merrill Lynch, Pierce, Fenner & Smith Incorporated) any FuturesAccess Fund joining the Program shall become, and any FuturesAccess Fund leaving the Program shall cease to be, a party to this Agreement.  Upon becoming a party hereto, a FuturesAccess Fund shall agree to observe, perform and be bound by all the terms of this Agreement which are capable of applying to it and which have not been performed as at that time.  This Agreement amends and restates in its entirety the Selling Agreement between the parties hereto dated as of October 31, 2004 on the terms set forth herein.

The FuturesAccess Funds will operate as managed futures funds to which professional trading advisors (“Trading Advisors”) unaffiliated with MLAI will provide trading advice on an independent contractor basis.

Capitalized terms used herein, unless otherwise indicated, shall have the meanings attributed to them in the Program’s “Part One (A) Confidential Program Disclosure Document:  FuturesAccessSM Program General Information,” “Part One (B) Confidential Program Disclosure Document:  Trading Advisor Information” and the “Part Two Confidential Program Disclosure Document: Statement of Additional Information,” as amended or supplemented from time to time (collectively, the “Disclosure Document”).  Defined terms used herein shall have the meaning of both the singular and the plural unless otherwise specified.

Section 1.   Representations and Warranties of the Sponsor.  The Sponsor represents and warrants to Merrill Lynch, Pierce, Fenner & Smith Incorporated, the selling agent for the FuturesAccess Funds (the “Selling Agent”) as follows:

(a)   Each FuturesAccess Fund has been formed pursuant to a Certificate of Formation or Certificate of Limited Partnership (each a “Certificate”) and a Limited Liability Company Operating Agreement or Limited Partnership Agreement (each a “Governing Agreement”) which provide for the subscription for and sale of each FuturesAccess Fund’s units of limited liability company or limited partnership interest (“Units”) in classes; all action required to be taken by the Sponsor and each FuturesAccess Fund as a condition to the sale of the Units to subscribers who qualify as “Accredited Investors” within the meaning of the  Securities Act of 1933, as amended (the “1933 Act”), has been, or prior to the Initial and each Additional Closing Time (as defined in Section 2 hereof) will have been taken, and, upon payment of the consideration therefor specified in all accepted FuturesAccess Program Subscription and Exchange Agreements and Signature Pages thereto (collectively, the “Subscription Agreements”), the Units will constitute valid limited liability company or limited partnership interests, as applicable, in a FuturesAccess Fund.

(b)   Each FuturesAccess Fund is a limited liability company or limited partnership duly organized pursuant to a Certificate and the DLLCA or DRULPA, as applicable, and validly existing under the laws of the State of Delaware with full power and authority to conduct its business and operations, as described in the Disclosure Document; each FuturesAccess Fund has received (or will receive prior to the Initial Closing Time) a certificate of authority to do business in the State of New Jersey.

(c)   The Sponsor is duly organized and validly existing and in good standing as a limited liability company under the laws of the State of Delaware and in good standing as a foreign limited liability company under the laws of the State of New Jersey and in each other jurisdiction in which the nature or conduct of its business requires such qualification and the failure to so qualify would materially adversely affect the FuturesAccess Funds’ or the Sponsor’s ability to perform its obligations hereunder.

(d)   Each FuturesAccess Fund and the Sponsor have full power and authority under applicable law to perform their respective obligations under the applicable Governing Agreement, the Customer Agreement (“Customer Agreement”) and the Advisory Agreement (“Advisory Agreement”) relating to the trading of commodity interests and this Agreement, as described in the Disclosure Document.

(e)   The Disclosure Document as of its date of issue, the Initial Closing Time and at each Additional Closing Time will not contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which such statements were made, not misleading.  This representation and warranty shall not, however, apply to any statement or omission in the Disclosure Document made in reliance upon and in conformity with information relating to the Trading Advisors or the Selling Agent and furnished or approved in writing by the Trading Advisors or the Selling Agent; it being acknowledged that each of the Trading Advisors or the Selling Agent have approved the information relating to such party or its principals, as set forth in the Disclosure Document.

(f)   Since the respective dates as of which information is given in the Disclosure Document, there has not been any material adverse change in the condition (financial or otherwise), business or prospects of the Sponsor or the FuturesAccess Funds, whether or not arising in the ordinary course of business.

(g)   A Governing Agreement, a Customer Agreement, an Advisory Agreement and this Agreement have each been duly and validly authorized, executed and delivered by the Sponsor on behalf of each FuturesAccess Fund, and each constitutes a valid, binding and enforceable agreement of each FuturesAccess Fund, in accordance with its terms.

(h)   The execution and delivery of the Governing Agreements, the Customer Agreements, the Advisory Agreements and this Agreement, the incurrence of the obligations set forth in each of such agreements and the consummation of the transactions contemplated therein and in the Disclosure Document will not constitute a breach of, or default under, any instrument by which either the Sponsor or a FuturesAccess Fund is bound or any order, rule or regulation applicable to the Sponsor or a FuturesAccess Fund of any court or any governmental body or administrative agency having jurisdiction over the Sponsor or a FuturesAccess Fund.

(i)   There is not pending, or, to the best of the Sponsor’s knowledge, threatened, any action, suit or proceeding before or by any court or other governmental body to which the Sponsor or a FuturesAccess Fund is a party, or to which any of the assets of the Sponsor or a FuturesAccess Fund is subject, which is not referred to in the Disclosure Document and which might reasonably be expected to result in any material adverse change in the condition (financial or otherwise), business or prospects of the Sponsor or the FuturesAccess Fund.

(j)   The Sponsor has all federal and state governmental and regulatory approvals and licenses, and has effected all filings and registrations with federal and state governmental agencies required to conduct its business and to act as described in the Disclosure Document or required to perform its obligations as described under the Governing Agreements and this Agreement, and the performance of such obligations will not contravene or result in a breach of any provision of its certificate of formation, operating agreement or any agreement, order, law or regulation binding upon it.

(k)   The FuturesAccess Funds do not require any federal or state governmental or regulatory approvals or licenses, or need to effect any filings or registrations with any federal or state governmental agencies in order to conduct their business, to act as contemplated by the Disclosure Document and to issue and sell Units (other than filings relating solely to the offering of the Units).

(l)   The Sponsor’s and FuturesAccess Funds’ auditors are independent public accountants within the meaning of the 1933 Act and the regulations of the Securities and Exchange Commission (“SEC”).

(m)   The offer and sale of the Units in the manner contemplated by this Agreement will be exempt from the registration requirements of the 1933 Act by reason of Regulation D promulgated thereunder.

Section 2.   Offering and Sale of Units.

(a)   The Selling Agent and its affiliates are hereby granted the exclusive right to distribute Units.  Subject to the performance by the Sponsor of all its obligations to be performed hereunder, and to the completeness and accuracy in all material respects of all the representations and warranties of the Sponsor contained herein, the Selling Agent hereby accepts such agency and agrees on the terms and conditions herein set forth to use its best efforts to find acceptable subscribers for the Units as of the beginning of each calendar month.

It is understood that the Selling Agent’s agreement to use its best efforts to find acceptable subscribers for the Units shall not prevent it from acting as a selling agent or underwriter for the securities of other issuers which may be offered or sold during the term of this Agreement.  The agency of the Selling Agent hereunder shall continue until this Agreement is terminated in accordance with the provisions of this Section or Section 9.

(b)   In the event insufficient subscriptions (as described in the Disclosure Document) are received prior to the intended close of the initial offering period, all funds received from subscribers shall be returned in full, with any interest payable thereon (irrespective of amount) and without deduction for any fee or expense; and thereupon the Selling Agent’s duties as agent and this Agreement shall terminate without further obligation hereunder on the part of the Selling Agent, the Sponsor or the FuturesAccess Fund.

(c)   The Sponsor shall notify the Selling Agent of the aggregate number of Units in each FuturesAccess Fund for which the Sponsor has received acceptable subscriptions, and payment of the purchase price for the Units of such FuturesAccess Fund may, if the Sponsor so elects, be made at the office of the Sponsor, 4 World Financial Center, 250 Vesey Street, 10th Floor, New York, NY 10080, or at such other place as shall be agreed upon between the Selling Agent and the Sponsor, at 10:00 A.M., New York time, on the fifth full business day after the day on which the Sponsor notifies the Selling Agent of the Units for which subscriptions have been accepted or such other day and time as shall be agreed upon between the Selling Agent and the Sponsor (the “Initial Closing Time”).

At the Initial Closing Time, all interest earned on subscriptions will be credited to the relevant FuturesAccess Fund.

(d)   After the Initial Closing Time, the Sponsor shall notify the Selling Agent of the aggregate value of Units in each FuturesAccess Fund for which the Sponsor has accepted subscriptions for purchase as of the beginning of each month for which sufficient subscriptions (as described in the Disclosure Document) are received (each additional sale of Units hereinafter referred to as an “Additional Closing Time”).

(e)   Initial sales commissions of 1.0% – 2.5% of the amount of each FuturesAccess Fund’s Class A Unit subscription, and up to 0.50% of each FuturesAccess Fund’s Class I and Class D Unit subscription, shall be deducted from the subscription amount.  No initial sales commissions will be paid on a FuturesAccess Fund’s Class C Units.  The Units of ML Trend-Following Fund L.P. (the “Trend-Following Fund”) currently are not divided into Classes, and are subject to an initial sales commission of 0.50% of each subscription and certain other fees which are part of a single per annum “wrap fee.”

MLAI will pay to the Selling Agent, at no additional cost to the FuturesAccess Funds or their investors, ongoing compensation on the Units for as long as such Units remain outstanding.  Such ongoing compensation will equal 1.0%, 0.80%, 2.00% and 0.30% per annum of the average month-end Net Asset Value per Unit of the Class A, Class I, Class C and Class D Units, respectively, of each FuturesAccess Fund that offers multiple Classes of Units.  Such ongoing compensation equals 2.00% per annum of the average month-end Net Asset Value per Unit (after reduction for all accrued fees and costs) for the Units offered by the Trend-Following Fund, subject to any limitations imposed by Financial Industry Regulatory Authority, Inc. (“FINRA”) Rule 2310 on the aggregate compensation which may be received by the Selling Agent.

Ongoing compensation in respect of each FuturesAccess Fund’s Class A Units and the Units offered by the Trend-Following Fund will begin in the thirteenth month, and in the case of all other Units, immediately after their issuance.  Units are issued for such purposes when they begin to participate in the profits and losses of a FuturesAccess Fund, not when the related Subscription Agreements are accepted.

(f)   The Selling Agent will use its best efforts to find eligible persons to purchase the Units as of the intended close of the initial offering period (as described in the Disclosure Document) and thereafter on the terms stated herein and in the Disclosure Document.  It is understood that the Selling Agent has no commitment with regard to the sale of the Units other than to use its reasonable efforts.  In connection with the offer and sale of the Units, the Selling Agent represents that it will not violate applicable laws, and the rules of FINRA (or its predecessor, the National Association of Securities Dealers, Inc.), Commodity Futures Trading Commission (“CFTC”), the National Futures Association (“NFA”), the SEC, state securities administrators and any other regulatory body.  The Selling Agent further represents that it has not and will not offer and sell, or arrange any commitments to purchase, any Units by any form of general solicitation or general advertising (as those terms are used in Regulation D promulgated under the 1933 Act) or in any manner involving a public offering (within the meaning of Section 4(2) of the 1933 Act), or offer and sell or otherwise negotiate in respect of any security the offering which is or could be integrated with the sale of Units in a manner that would require registration of the Units under 1933 Act.  The Selling Agent shall not execute any sales of Units from a discretionary account over which it has control without prior written approval of the customer in whose name such discretionary account is maintained.

The Selling Agent agrees not to recommend the purchase of Units to any subscriber unless the Selling Agent shall have reasonable grounds to believe, on the basis of information obtained from the subscriber concerning, among other things, the subscriber’s investment objectives, other investments, financial situation and needs, that the subscriber is or will be in a financial position appropriate to enable the subscriber to realize to a significant extent the benefits of a FuturesAccess Fund, including tax benefits described in the Disclosure Document; the subscriber has a fair-market net worth sufficient to sustain the risks inherent in participating in the FuturesAccess Funds, including loss of investment and lack of liquidity; the Units are otherwise a suitable investment for the subscriber; and the subscriber is qualified to purchase Units as described in the Disclosure Document.

(g)   None of the Selling Agent, the FuturesAccess Funds or the Sponsor shall, directly or indirectly, pay or award any finder’s fees, commissions or other compensation to any person engaged by a potential investor for investment advice as an inducement to such advisor to advise the purchase of Units; provided, however, the normal sales commissions payable to a registered broker-dealer or other properly licensed person for selling Units shall not be prohibited hereby.

(h)   All payments for subscriptions shall be made by debiting subscribers’ customer securities accounts maintained with the Selling Agent as described in the Disclosure Document.

(i)   In connection with the offer and sale of the Units, the Sponsor will not knowingly violate applicable laws and the rules of the SEC, the CFTC, the NFA, state securities administrators and any other regulatory body.

Section 3.   Covenants of the Sponsor.

(a)   The Sponsor will notify the Selling Agent immediately and confirm such notification in writing of the issuance by the SEC or any other federal or state regulatory body of any order or decree enjoining the offering or the use of the then current Disclosure Document or of the institution, or notice of the intended institution, of any action or proceeding for that purpose.

(b)   Until termination of this Agreement, the Sponsor will take all necessary regulatory steps, make all necessary ongoing regulatory filings and obtain all necessary regulatory approvals to maintain the ongoing offering of the Units.

(c)   If any event relating to or affecting the Sponsor or a FuturesAccess Fund shall occur as a result of which it is necessary to amend or supplement a FuturesAccess Fund’s Disclosure Document in order to make the Disclosure Document not materially misleading in light of the circumstances existing at the time it is delivered to a subscriber, MLAI and the FuturesAccess Fund will forthwith prepare and furnish to the Selling Agent, at the expense of MLAI, a reasonable number of copies of an amendment or amendments of, or a supplement or supplements to, the Disclosure Document which will amend or supplement the Disclosure Document so that as amended or supplemented it will not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances existing at the time the Disclosure Document is delivered to a subscriber, not misleading.

Section 4.   Offering Materials.  The Sponsor will ensure the printing and delivery to the Selling Agent of a reasonable number of copies of the Disclosure Document and any supplements or amendments thereto, and of any supplemental sales materials, as necessary from time to time.

Section 5.   Conditions of Closing.  The obligations of each of the parties hereunder are subject to the accuracy of the representations and warranties of the other parties hereto, to the performance by such other parties of their respective obligations hereunder and to the following further conditions:

(a)   If requested by the Selling Agent, MLAI shall deliver a certificate to the effect that:  (i) the representations and warranties of MLAI contained herein are true and correct with the same effect as though expressly made at the Initial

Closing Time and in respect of the Disclosure Document as in effect at the Initial Closing Time; and (ii) MLAI has performed all covenants and agreements herein contained to be performed on its part as of or prior to the Initial Closing Time.

(b)   The parties hereto shall have been furnished with such additional information, opinions, certificates and documents, including supporting documents relating to parties described in the Disclosure Document and letters of representation signed by such parties with regard to information relating to them and included in the Disclosure Document as they may reasonably require for the purpose of enabling them to pass upon the sale of the Units as herein contemplated and related proceedings, in order to evidence the accuracy or completeness of any of the representations or warranties or the fulfillment of any of the conditions herein contained.

(c)   As of each Additional Closing Time, the parties hereto shall have been furnished with such information, opinions and certified documents as the Sponsor and the Selling Agent may deem to be necessary or appropriate.

If any of the conditions specified in this Section 5 shall not have been fulfilled when and as required by this Agreement to be fulfilled, this Agreement and all obligations hereunder may be canceled by any party hereto by notifying the other parties hereto of such cancellation in writing or by telegram at any time at or prior to the Initial Closing Time, and any such cancellation or termination shall be without liability of any party to any other party except as otherwise provided in Section 6.

Section 6.   Indemnification and Exculpation.

(a)   Indemnification by the Sponsor.  The Sponsor agrees to indemnify and hold harmless the Selling Agent and each person, if any, who controls the Selling Agent within the meaning of Section 15 of the 1933 Act, as follows:

(i)   against any and all loss, liability, claim, damage and expense whatsoever arising out of (A) any breach by the Sponsor of its representations and warranties or failure of the Sponsor to comply with any of its agreements contained herein or any act, omission, activity or conduct undertaken in connection with this Agreement by or on behalf of the Sponsor, except to the extent such loss results from the negligence or willful misconduct of the Selling Agent or (B) any untrue statement or alleged untrue statement of a material fact contained in the Disclosure Document (or any amendment thereto) or any omission or alleged omission therefrom of a material fact required to be stated therein or necessary in order to make the statements therein not misleading or arising out of any untrue statement or alleged untrue statement of a material fact contained in the Disclosure Document (or any amendment or supplement thereto) or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, unless such untrue statement or omission or alleged untrue statement or omission was made in reliance upon and in conformity with information relating to the Selling Agent or a Trading Advisor or furnished or approved by the Selling Agent or Trading Advisor as the case may be;

(ii)   against any and all loss, liability, claim, damage and expense whatsoever with respect to each FuturesAccess Fund to the extent of the aggregate amount paid in settlement of any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or of any claim whatsoever based upon any such untrue statement or omission or any such alleged untrue statement or omission (any settlement to be subject to indemnity hereunder only if effected with the written consent of the Sponsor); and

(iii)   against any and all expense whatsoever with respect to each FuturesAccess Fund (including the fees and disbursements of counsel) reasonably incurred in investigating, preparing or defending against litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, to the extent that any such expense is not paid under clauses (i) or (ii) above.

In no case shall the Sponsor be liable under this indemnity agreement with respect to any claim made against any indemnified party unless the Sponsor shall be notified in writing of the nature of the claim within a reasonable time after the assertion thereof, but failure to so notify the Sponsor shall not relieve the Sponsor from any liability which it may have otherwise than on account of this indemnity agreement.  The Sponsor shall be entitled to participate at its own expense in the defense or, if it so elects within a reasonable time after receipt of such notice, to assume the defense of that portion of any suit so brought relating to the Sponsor’s indemnification obligations hereunder, which defense shall be conducted by counsel chosen by it and satisfactory to the indemnified party or parties, defendant or defendants therein.  In the event that the Sponsor elects to assume the defense of any such suit and retain such counsel, the indemnified party or parties, defendant or defendants in the suit, shall bear the fees and expenses of any additional counsel thereafter retained by it or them; provided, however, that the Sponsor may, upon the mutual agreement of the Sponsor and the indemnified party or parties, bear the fees and expenses of additional counsel retained by an indemnified party if the named parties in such suit include both the Sponsor and the indemnified party and representation of both the Sponsor and the indemnified party would be inappropriate due to actual or potential differing interests between them or there are defenses available to the indemnified party that are or would not be available to the Sponsor.  In the event the Sponsor assumes the defense of the portion of a suit relating to the Sponsor’s indemnification obligations hereunder, the Sponsor will not, without the prior written consent of the indemnified party, effect any settlement of such suit, unless such settlement includes a release of the indemnified party from all liability or claims that are the subject of such suit.

The Sponsor agrees to notify the Selling Agent within a reasonable time of the assertion of any claim in connection with the sale of the Units against it or any of its officers or directors or any person who controls the Sponsor within the meaning of Section 15 of the 1933 Act.

Section 7.   Status of Parties.  In selling the Units for the FuturesAccess Funds, the Selling Agent is acting solely as an agent for the FuturesAccess Funds and not as a principal.  The Selling Agent will use its best efforts to assist the FuturesAccess Funds in obtaining performance by each purchaser whose offer to purchase Units from a FuturesAccess Fund has been accepted on behalf of a FuturesAccess Fund, but the Selling Agent shall not have any liability to a FuturesAccess Fund in the event that any such purchase is not consummated for any reason.

Section 8.   Representations, Warranties and Agreements to Survive Delivery.  All representations, warranties and agreements contained in this Agreement or contained in certificates of any party hereto submitted pursuant hereto shall remain operative and in full force and effect, regardless of any investigation made by, or on behalf of, the Selling Agent, the Sponsor or any person who controls any of the foregoing and shall survive the Initial and each Additional Closing Time in the form restated and reaffirmed as of each such closing time.

Section 9.   Termination.  The Sponsor shall have the right to terminate this Agreement at any time by giving notice to the Selling Agent, and the Selling Agent has the right to do so upon 30 calendar days’ notice to the Sponsor.

Section 10.   Notices and Authority to Act.  All communications hereunder shall be in writing and, if sent to the Selling Agent, shall be mailed, delivered or faxed and confirmed to it at:  4 World Financial Center, 250 Vesey Street, 10th Floor, New York, NY 10080, Attention:  Legal Department, Fax: 212-669-0759; if sent to the Sponsor or a FuturesAccess Fund shall be mailed, delivered or faxed and confirmed to it at 4 World Financial Center, 250 Vesey Street, 10th Floor, New York, NY 10080, Attention:  Legal Department, Fax: 212-669-0759.

Section 11.   Parties.  This Agreement shall inure to the benefit of and be binding upon the Selling Agent, the FuturesAccess Funds, the Sponsor and such parties’ respective successors to the extent provided herein.  This Agreement and the conditions and provisions hereof are intended to be and are for the sole and exclusive benefit of the parties hereto and their respective successors, assigns and controlling persons and parties indemnified hereunder, and for the benefit of no other person, firm or corporation.  No purchaser of a Unit shall be considered to be a successor or assign solely on the basis of such purchase.

Section 12.   GOVERNING LAW.  THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES CREATED HEREBY SHALL BE GOVERNED BY THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO CONFLICTS OF LAW PRINCIPLES.

Section 13.   Requirements of Law.  Whenever in this Agreement it is stated that a party will take or refrain from taking a particular action, such party may nevertheless refrain from taking or take such action if advised by counsel that doing so is required by law or advisable to ensure compliance with law, and shall not be subject to any liability hereunder for doing so, although such action shall permit termination of this Agreement by the other parties hereto.

If the foregoing is in accordance with each party’s understanding of its agreement, each party is requested to sign and return to the Sponsor a counterpart hereof, whereupon this instrument along with all counterparts will become a binding agreement among them in accordance with its terms effective as of the date first above written.

Very truly yours,

Signed for and on behalf of: The FuturesAccess Funds

By:	Merrill Lynch Alternative Investments LLC Sponsor

By:	/s/ Justin Ferri
Name: Justin Ferri
Title: CEO

MERRILL LYNCH ALTERNATIVE INVESTMENT LLC

By:	/s/ Justin Ferri
Name: Justin Ferri
Title: CEO

Confirmed and accepted as of
the date first above written:

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
Selling Agent

By:	/s/ Justin C. Ferri
Name: Justin C. Ferri Title: Authorized Signatory

APPENDIX

SCHEDULE OF FUTURESACCESS FUNDS
(Dated as of December 7, 2011)

ML Aspect FuturesAccess LLC

ML Winton FuturesAccess LLC

ML Trend-Following Futures Fund L.P.

ML Systematic Momentum FuturesAccess LLC

ML Transtrend DTP Enhanced FuturesAccess LLC

ML BlueTrend FuturesAccess LLC

Man AHL FuturesAccess LLC

Highbridge Commodities FuturesAccess LLC

Ortus Currency FuturesAccess LLC

Acknowledgement of Amended Schedule:

MERRILL LYNCH ALTERNATIVE INVESTMENTS LLC	MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
Manager	Selling Agent

By: /s/ Justin C. Ferri	By: /s/ Justin C. Ferri
Name: Justin C. Ferri	Name: Justin C. Ferri
Title: Chief Executive Officer	Title: Authorized Signatory

Amended and Restated Selling Agreement
Amended Schedule of FuturesAccess Funds dated as of December 7, 2011